PLX™ PHARMA INC.


SCIENCE ELEVATED BY INGENUITY
WHERE PASSION MEETS PURPOSE

Corporate Presentation

CONFIDENTIAL

Nasdaq: PLXP

Forward-looking Statements

This presentation includes or incorporates by reference statements that constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements relate to future events or to our future financial performance, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance, or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. These statements include, but are not limited to information or assumptions about expenses, capital and other expenditures, financing plans, capital structure, cash flow, liquidity, management's plans, goals and objectives for future operations and growth. In some cases, you can identify forward-looking statements by the use of words such as "may," "could," "expect," "intend," "plan," "seek," "anticipate," "believe," "estimate," "predict," "potential," "continue," or the negative of these terms or other comparable terminology. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties and other factors which are, in some cases beyond our control and which could cause actual performance or results to differ materially from those expressed in or suggested by forward-looking statements.

Important factors that could cause such differences include, but are not limited to (i) our ability to maintain regulatory approval of VAZALORE 325 mg or VAZALORE 81 mg and obtain regulatory approval for any future product candidates; (ii) the benefits of the use of VAZALORE; (iii) our ability to successfully further commercialize our VAZALORE products, or any future product candidates; (iv) the rate and degree of market acceptance of our VAZALORE products or any future product candidates; (v) our ability to successfully build and maintain a sales force and commercial infrastructure or collaborate with a firm that has these capabilities; (vi) our ability to compete with companies currently producing NSAIDs and other products; (vii) our reliance on third parties to conduct our clinical studies; (ix) our reliance on third-party contract manufacturers to manufacture and supply our product candidates for us; (xi) our ability to retain and recruit key personnel, including development of a sales and marketing function; and (xii) our ability to obtain and maintain intellectual property protection for our VAZALORE products or any future product candidates.

Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. We do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

PLx Pharma Management Team



Natasha Giordano, RN

President & CEO

Pfizer Warner Lambert
Lipitor
cegedim dendrite
Xanodyne pharmaceuticals, inc.
ClearPoint Interactive Health Education
Matinas BioPharma



Rita O'Connor, CPA

CFO, Head of Manufacturing & Supply Chain

Adams Respiratory Therapeutics
Xanodyne pharmaceuticals, inc.
Schering-Plough
ULab Systems



Steve Valentino

Vice President
Trade Sales

Pfizer Warner Lambert
Johnson & Johnson
Crossmark



Joanne Cotignola

Vice President
Marketing

Pfizer Warner Lambert
Adams Respiratory Therapeutics
Reckitt Benckiser



Janet Barth

Vice President
IR & Corporate Communications

Adams Respiratory Therapeutics
Bed Bath & Beyond
Schering-Plough



Mayme Lou Roettig, RN, MSN

Executive Medical Director

Duke Clinical Research Institute
Genentech A Member of the Roche Group
IQVIA



Nicole Godino

National Sales Director, Professional

La Jolla Pharmaceutical
The Medicines Company
Lilly

CONFIDENTIAL

PLX PHARMA INC.

Aspirin Therapy VAZALORE

OUR MISSION

PLx Pharma is focused on improving the performance of established therapeutic agents with its proprietary PLxGuard™ targeted drug delivery platform

We are driven to transform the standard of care for millions of patients

CONFIDENTIAL

PLx Pharma Investment Highlights

Unique Drug Delivery Platform	***PLxGuard for multiple APIs may have the potential to:*** •Enhance delivery with optimized absorption, reducing risk of local stomach injury; extended patent life through 2032 •Utilize the often faster and lower cost 505(b)(2) NDA regulatory path
Commercial-Stage Lead Product VAZALORE®	***VAZALORE, the first and only FDA-approved liquid-filled aspirin capsule:*** •Delivers fast, reliable absorption for pain relief plus the life-saving benefits of aspirin •Special complex inside the capsule allows for targeted release of aspirin, limiting its direct contact with the stomach
Large Addressable Market Opportunity	***$10 billion retail market opportunity for VAZALORE:*** •Over 40 million patients at risk for vascular disease •Available in over 30,000 drug, grocery, mass retail and e-commerce sites in U.S.
Financial Position & Key Catalysts	***Positioned for growth:*** •$69M in cash, sufficient to support VAZALORE into 2023; $8.2 million of VAZALORE sales for the last 5 months of 2021 •Identify screened compounds where PLxGuard is commercially viable - 2022

PLxGuardTM – Innovative Drug Delivery Platform

The innovative PLxGuard drug delivery platform utilizes a pH-dependent release mechanism that relies on chemical association of lipidic excipients with APIs to selectively release them to targeted portions of the GI tract.



LIMITS DIRECT CONTACT

This complex remains stable in the low pH of the stomach, limiting direct contact of the API with the gastric mucosa.



TARGETED DELIVERY

Once the complex arrives in the duodenum, it dissociates in the higher-pH environment and the API is free to be absorbed.



FAST, PREDICTABLE ABSORPTION

This drug delivery system is intended to predictably release the API in the duodenum to optimize absorption.



REASSEMBLES DURING REFLUX

Even if reflux occurs and the API and lipidic excipients return to the stomach, they reassemble into the complex, limiting direct stomach contact, helping to reduce local GI injury.

Lead Product Is FDA-approved VAZALORE®





ASPIRIN THERAPY
VAZALORE
325mg
30
VAZALORE
81mg
LOW DOSE
30

First and only FDA-approved liquid-filled aspirin capsule for over 40 million patients at risk for another vascular event and for temporary pain relief and fever reduction with strong patent life

Fast and reliable platelet inhibition addressing the limitations of the current standard of care enteric-coated (EC) aspirin*

Fewer gastric erosions and ulcers than immediate release (IR) aspirin as seen in a 7-day study of 325 mg

Large OTC opportunity with a $10 billion retail market

World-renowned Scientific Advisory Board chaired by Drs. Deepak Bhatt & Dominick Angiolillo

CONFIDENTIAL

PLX PHARMA INC.

* Clinically shown on VAZALORE 325 mg after 3 days of treatment among obese patients with type 2 diabetes

ASPIRIN THERAPY VAZALORE

VAZALORE® Unique Aspirin Delivery System



Bioequivalence to immediate release aspirin with fast, predictable antiplatelet activity[1]



A unique, lipid-based delivery system designed to **help protect the stomach**



Targeted release in the duodenum to optimize absorption

CONFIDENTIAL

1. Angiolillo DJ et al. Pharmacokinetic/pharmacodynamic assessment of a novel, pharmaceutical lipid–aspirin complex: results of a randomized, crossover, bioequivalence study. *J Thromb Thrombolysis*. 2019;48(4):554-562



2500
2000
1500
1000
500
0
0 1 2 3 4 5 6 7 8 9

VAZALORE®
CLINICAL TRIALS

PLX PHARMA INC.

ASPIRIN THERAPY VAZALORE

325 mg Clinical Study—PK/PD Comparison: Plain Aspirin, VAZALORE®, Enteric Coated Aspirin[1]

In a single-center PK/PD study of antiplatelet activity over 3 days, in obese patients with type 2 diabetes[1]

Objectives:

- Determine whether formulation dependent bioavailability mediates aspirin non-responsiveness

Methods:

- Randomized, blinded, triple crossover study of 40 obese patients with type 2 diabetes receiving three daily doses of:
  - Plain aspirin 325 mg
  - VAZALORE 325 mg
  - EC aspirin 325 mg

Primary Endpoint:

- Time to >99% Thromboxane B_2 (TXB_2) inhibition

This study design cannot provide data on cardiovascular outcomes.



Time to 99% Inhibition of TXB2 Generation (Hour)[LSMean +/- Standard Error)
60
50
40
30
20
10
0
Plain Aspirin vs. EC Aspirin
p<0.0001
VAZALORE vs. EC Aspirin
p<0.0001
VAZALORE vs. Plain Aspirin
p=0.41
Plain Aspirin
325 mg
N=38
VAZALORE
325 mg
N=37
EC Aspirin
325 mg
N=36

Time to complete antiplatelet effect:

Plain Aspirin 16.7h **VAZALORE 12.5h** **EC aspirin 48.2h**

Plain Aspirin= Immediate Release Aspirin Tablets

Figure adapted with permission from Elsevier

VAZALORE 325 mg achieved 99% TXB_2 inhibition significantly faster (12.5 hours) than EC aspirin 325 mg (48.2 hours) (p<0.0001)[1]

CONFIDENTIAL

PLX PHARMA INC.

[1] Bhatt DL, Grosser T, Dong JF, et al. Enteric coating and aspirin nonresponsiveness in patients with type 2 diabetes mellitus. J Am Coll Cardiol. 2017;69(6):603-612.

ASPIRIN THERAPY VAZALORE

325 mg Clinical Study—PK/PD Comparison: Plain Aspirin, VAZALORE®, Enteric Coated Aspirin[1] (cont.)

In a single-center PK/PD study of antiplatelet activity over 3 days, in obese patients with type 2 diabetes[1]


Plasma Acetylsalicylic Acid Concentration (ng/ml)
2500
2000
1500
1000
500
0
0 1 2 3 4 5 6 7 8 9
Time (Hours)
Plain Aspirin 325 mg, N=35
VAZALORE 325 mg, N=37
EC Aspirin 325 mg, N=36

*Time points at which plasma acetylsalicylic acid (ASA) levels associated with EC aspirin were significantly different (*p*<0.0001) from those after dosing of VAZALORE and plain aspirin.

Acetylsalicylic acid AUC (ng x hr/ml):

Plain Aspirin 1964 **VAZALORE 2523** **EC Aspirin 456**

Plain Aspirin= Immediate Release Aspirin Tablets

Figure adapted with permission from Elsevier

Absorption with VAZALORE 325 mg was 5X as high as that of EC aspirin 325 mg (p<0.0001)[1]


PLAIN ASPIRIN 325 mg
VAZALORE 325 mg
EC ASPIRIN 325 mg
Inhibition of Serum TXB2 (%)
100
99
98
96
94
92
90
1 2 4 6 8 24 48 72
Hours post dose

Green lines represent % inhibition in individual patients who reached 99% inhibition by 72 h after the first dose of study drug. Yellow lines represent % inhibition in individual patients who did not reach 99% inhibition by 72 h after the first dose of study drug. The horizontal line designates 99% inhibition.

Patients with complete antiplatelet response by 72 hours:

Plain aspirin 84% **VAZALORE 92%** **EC aspirin 47%**

Plain Aspirin= Immediate Release Aspirin Tablets

Figure adapted with permission from Elsevier

By 72 hours, VAZALORE 325 mg provided complete antiplatelet effect (≥99% inhibition of TXB_2 generation) for almost twice as many patients as EC aspirin 325 mg[1]

This study design cannot provide data on cardiovascular outcomes.

PK/PD = Pharmacokinetic / Pharmacodynamic

[1] Bhatt DL, Grosser T, Dong JF, et al. Enteric coating and aspirin nonresponsiveness in patients with type 2 diabetes mellitus. J Am Coll Cardiol. 2017;69(6):603-612.

PLX PHARMA INC.

ASPIRIN THERAPY VAZALORE

325 mg Clinical Study — Upper GI Injury: Plain Aspirin vs VAZALORE®[1]

In an active-controlled study of upper GI damage of aspirin in healthy subjects in a 7-day study of oral 325 mg once daily[1]

Objectives:

- Determine whether a novel, lipid-based aspirin formulation can reduce gastric erosions and ulcers

Methods:

- Randomized, blinded, multi-center study in 204 healthy volunteers:
  - 7 days of either aspirin or VAZALORE 325 mg
  - Endoscopy performed at Baseline and Day 7
  - Centralized, blinded endoscopic adjudication

Primary Endpoint:

- Incidence of gastroduodenal erosions or ulcers at 7 days



% of subjects with erosions and/or ulcers
Aspirin 325 mg
VAZALORE 325 mg
60%
50%
40%
30%
20%
10%
0%
p=0.0027 vs. aspirin
*
ITT
Aspirin N=102
VAZALORE N=99
% of subjects with ulcers
Aspirin 325 mg
VAZALORE 325 mg
p=0.0069 vs. aspirin
*
ITT
Aspirin N=102
VAZALORE N=99
Aspirin = Immediate Release Aspirin Tablets

Gastroduodenal mucosal damage at 7 days:

(a) % of subjects with erosions and/or ulcers **(b)** % of subjects with ulcers

VAZALORE caused significantly fewer erosions and ulcers than IR aspirin 325 mg after 7 days of therapy[1]

47% lower risk of erosions or ulcers (NNT=5)
71% lower risk of ulcers (NNT=8)

CONFIDENTIAL

NNT = Number Needed to Treat

[1] Cryer B, Bhatt DL, Lanza FL, et al. Low-dose aspirin-induced ulceration is attenuated by aspirin–phosphatidylcholine: a randomized clinical trial. Am J Gastroenterol. 2011;106(2):272-277.

VAZALORE® 325 mg Clinical Summary



FDA APPROVED!

VAZALORE achieved 99% thromboxane B_2 inhibition **significantly faster** than enteric coated aspirin*

Absorption with VAZALORE was **5X as high** as enteric coated aspirin*

VAZALORE provided complete antiplatelet effect (99% TXB_2) for **almost twice** as many patients as enteric coated aspirin*

VAZALORE caused significantly **fewer erosions and ulcers** than immediate release aspirin as seen in a 7-day study of 325 mg in healthy subjects

CONFIDENTIAL

PLX PHARMA INC.

* Clinically shown on VAZALORE 325 mg after 3 days of treatment in obese patients with type 2 diabetes

ASPIRIN THERAPY VAZALORE™

VAZALORE ® Commercial Strategy

Healthcare Professionals (HCPs)
Top Heart/Stroke Hospitals & Affiliated Clinical Practices

Retailers
Extensive distribution in over 30,000 retail stores






VAZALORE
VAZALORE
VAZALORE


RELIEVE PAIN
YOUR WAY

Consumers
#1 influencer is their Cardiologist/HCP
#2 influencer is BRAND familiarity

Opportunity for Innovation in Aspirin Delivery


Plain aspirin is associated with local GI injury, which can be asymptomatic[1]
In patients using aspirin for secondary prevention, discontinuation led to a 46% higher rate of cardiovascular events[2]
According to aspirin professional class labeling, enteric coated aspirin products are erratically absorbed from the GI tract[3]
There hasn't been innovation in the mechanism of aspirin delivery in over 50 years.
TM

CONFIDENTIAL

1. Cryer B, Mahaffey KW. Gastrointestinal ulcers, role of aspirin, and clinical outcomes: pathobiology, diagnosis, and treatment. *J Multidiscip Healthc*. 2014;7:137-146.
2. Sundström J, Hedberg J, Thuresson M, Aarskog P, Johannesen KM, Oldgren J. Low-dose aspirin discontinuation and risk of cardiovascular events: a Swedish nationwide, population-based cohort study. *Circulation*. 2017;136(13):1183-1192.
3. CFR – Code of Federal Regulations Title 21. Internal Analgesic, Antipyretic, and Antirheumatic Drug Products for Over-the-Counter Human Use. Food and Drug Administration; US Dept of Health and Human Services; 2015.

Cornerstone for Healthcare Professional Plan

- **Dedicated cardiovascular care specialist field force**
  - Clinical Cardiologists | Top Heart & Stroke Hospitals
- **World-Class Scientific Advisory Board**
  - Trials | Publications | Education | Influencers
- **Thought leader focus**
  - Cardiovascular | Stroke | Peripheral Arterial Disease
- **Medical conferences and education**
  - CME Programming | Scientific Sessions | Expert Panels

Our Core Belief:

Central to everything we do is the patient!

Scientific Advisory Board



Deepak L. Bhatt, MD, MPH, FACC, FAHA, FSCAI, FESC



Dominick J. Angiolillo, MD, PhD, FACC, FESC, FSCAI



P. Gabriel Steg, MD, FESC, FACC



Roxana Mehran, MD, FACC, FACP, FCCP, FESC, FAHA, FSCAI



Byron Cryer, MD



James M. Scheiman, MD



Mark J. Alberts, MD



Jayne Prats, PhD



Efthymios Deliargyris, MD, FACC, FESC, FSCAI



Carey Kimmelstiel, MD, FACC, FACP, FSCAI



Todd K. Rosengart, MD

Support Pieces Keep VAZALORE® Top of Mind



VAZALORE® 325 mg
Clinical Data
VAZALORE
VazaloreHCP.com
Clinical Study—PK/PD Comparison: Plain Aspirin, VAZALORE, Enteric Coated Aspirin
Time to Complete Antiplatelet Effect
Plasma ASA Concentration Versus Time

325 mg Clinical Data



Professional Labeling



Clinical Publications and Research
VAZALORE
The full clinical story of VAZALORE® is one of unique and innovative technology. To find links to the peer-reviewed publications, go to VazaloreHCP.com.
Enteric Coating and Aspirin Nonresponsiveness in Patients With Type 2 Diabetes

Publications



DISCOVER VAZALORE®—THE FIRST AND ONLY LIQUID-FILLED ASPIRIN CAPSULES
VAZALORE
VAZALORE is specially designed to help protect the stomach
VAZALORE is available in 81 mg and 325 mg doses

Features and Benefits



ASPIRIN THERAPY
VAZALORE
81 mg LOW DOSE
FIRST LIQUID-FILLED ASPIRIN CAPSULES
SAMPLE ONLY · NOT FOR SALE

Samples

VAZALORE® U.S. Market Opportunity

	Vascular Patients	Diabetic Patients	TOTAL
Target Population[1] (millions)	27.2	15.6	42.8
Retail Market Size (billions)	$6.4	$3.6	$10.0

Market Share	Factory (millions)	Retail (millions)
1%	$70	$100
5%	$350	$500
10%	$700	$1,000



- Vascular Patients: Patients with Atherosclerotic Cardiovascular Disease (ASCVD) defined by having a previous event such as heart attack or stroke or a previous procedure such as cardiac stent, bypass operation, carotid operation or who have imaging evidence of significant vascular disease such as ultrasound, angiogram, etc.
- Diabetic Patients: Patients with diabetes but without evidence of ASCVD who are candidates for aspirin therapy.
- Pricing around $0.80/day to the patient, around $25/month.

CONFIDENTIAL

PLX PHARMA INC.

[1]American Heart Association Heart Disease and Stroke Statistics 2018

ASPIRIN THERAPY VAZALORE

Conversation Between HCP & Consumer

The VAZALORE consumer:

- Most influenced by **doctor** and **brand familiarity**
- **Concerned** about impact of aspirin on one's stomach
- **Fearful** of having another event

Reaching the consumer:

- **Generate awareness** of VAZALORE as breakthrough delivery designed to help protect the stomach
- **Drive trial,** motivate consumers to **ask doctor** about VAZALORE



VAZALORE
VAZALORE

Consumer Messaging


HEART protection with your STOMACH in mind™
DISCOVER the first and only liquid-filled ASPIRIN capsules™
VAZALORE
325 mg
81 mg
Consult your healthcare provider before using this product to help prevent another heart attack or clot-related stroke. Use as directed.


HEART protection with your STOMACH in mind™
• All the benefits of aspirin therapy
• Designed to help protect your stomach
VAZALORE
Consult your healthcare provider before using this product to help prevent another heart attack or clot-related stroke. Use as directed.


DISCOVER the first and only liquid-filled ASPIRIN capsules™
Consult your healthcare provider before using this product to help prevent another heart attack or clot-related stroke. Use as directed.

Content for Digital/E-commerce Efforts


Aspirin can
REDUCE your
RISK of another
HEART ATTACK by 31%.
VAZALORE® can help prevent another heart attack.
Consult your healthcare provider before using this product to help prevent another heart attack or clot-related stroke. Use as directed.


Aspirin can
help PREVENT
another clot-related
STROKE by 22%.
VAZALORE® can help prevent another clot-related stroke.
Consult your healthcare provider before using this product to help prevent another heart attack or clot-related stroke. Use as directed.


ACHES and PAIN
slowing you down?
VAZALORE® works fast to keep you going.
Consult your healthcare provider before using this product to help prevent another heart attack or clot-related stroke. Use as directed.


81mg
LOW DOSE
FIRST LIQUID-FILLED
ASPIRIN CAPSULES™
EASY TO SWALLOW
Consult your healthcare provider before using this product to help prevent another heart attack or clot-related stroke. Use as directed.

VAZALORE® Support

Driving Breakthrough Creative Through Strong Television Plan

- **National plan supports distribution**
  - Base Cable with enhanced Prime Time, Sports
  - Focus on maximizing reach to build business

Network Sports	Broadcast Prime	Broadcast Evening News	Cable News Prime
NASCAR, The Honda Classic, Valero Texas Open	NCIS, NCIS Hawaii, FBI, Blue Bloods, FBI: International, 60 Minutes	CBS Evening News with Norah O'Donnell	MSNBC, Fox News Channel, CNN

- **"Pinball" creative celebrates VAZALORE innovation**
  - The campaign visually brings to life the unique delivery mechanism of VAZALORE using a pinball machine metaphor to convey the innovative technology of a liquid-filled aspirin capsule, and the life-saving benefits of aspirin.


STOMACH?
VAZALORE
325 mg
PROTECT
VAZALORE
FIRST LIQUID-FILLED ASPIRIN CAPSULES...
AMAZING!
VAZALORE
VAZALORE
Talk to your doctor

Where to Buy VAZALORE®


VAZALORE 81 mg 30 ct
Dosage
Count
81MG
30 CT
VAZALORE
Sparta, NJ
Walmart
✓ In Stock
BUY NOW
RITE AID
✓ In Stock
BUY NOW
Walgreens
✓ In Stock
BUY NOW
BUY
West Milford
Spring Valley
Oakland
Paterson
Dover
Parsippany-
CVS pharmacy
CVS at 11 Theatre Ctr. Sparta, NJ 07871 | CVS Pharmacy SPARTA, NJ 07871 973-726-3422
0.2 mi
Updating
View Online
Get Directions
Open Today 12:00am - 12:00am
PriceSpider
© PriceSpider 2005-2022 PriceSpider Terms of Service

Available in over 30,000 retail stores & e-commerce sites in US

Walmart Save money. Live better. · CVS pharmacy · Kroger · Target · Walgreens · Albertsons Companies · amazon · RITE AID · meijer · Winn-Dixie

Retailer Merchandising & Education Tools

Set the Shelf


VAZALORE
VAZALORE
VAZALORE
HEART PROTECTION WITH YOUR STOMACH IN MIND


Coming Soon!
VAZALORE
HEART PROTECTION WITH YOUR STOMACH IN MIND

Coming Soon Shelf Placeholders

Shelf Trays

Create In-Store Visibility


VAZALORE

Displays

HCP Education that Drives Store Traffic


VAZALORE
DISCOVER VAZALORE


VAZALORE
HEART PROTECTION WITH YOUR STOMACH IN MIND
$3.00 OFF
VAZALORE

Retail Pharmacy Education Kits

Doctor Detailing Patient Education Pieces

Ready to Sell


VAZALORE
VAZALORE
VAZALORE

Open stock units

VAZALORE ® On-Shelf & Displays


VAZALORE
VAZALORE
VAZALORE


HEART PROTECTION WITH YOUR STOMACH IN MIND™
DISCOVER the first and only liquid-filled ASPIRIN capsules
Scan here to shop on Target.com
VAZALORE
VAZALORE
VAZALORE
VAZALORE


VAZALORE
HEART PROTECTION WITH YOUR STOMACH IN MIND™
DISCOVER the first and only liquid-filled ASPIRIN capsules™
ASPIRIN MADE AMAZING!™
Go to VAZALORE.COM to learn more
VAZALORE
VAZALORE


New!
VAZALORE
HEART PROTECTION WITH YOUR STOMACH IN MIND™
DISCOVER the first and only liquid-filled ASPIRIN capsules™
ASPIRIN MADE AMAZING!™
Go to VAZALORE.COM to learn more
VAZALORE
VAZALORE
HEART PROTECTION WITH YOUR STOMACH IN MIND™
DISCOVER the first and only liquid-filled ASPIRIN capsules™
ASPIRIN MADE AMAZING!™
Go to VAZALORE.COM to learn more


Everyday Low Price
$24.98
$9.97

VAZALORE® Commercial Plan Focused on HCPs, Consumer and Retail

Dedicated CV Care Specialists

TV Advertising

Search (SEO/SEM)

Scientific Advisory Board

Doctor Is Driver of Therapy
Direct patients to begin aspirin therapy

E-commerce

Medical Conferences & Education







In-store Displays

Thought Leader Development

Extensive Distribution

Clinical Studies & Publications

Consumer Is Purchaser of Product
Make the final purchase decision at retail shelf

Samples/ Purchase Incentives

Pharmacy Education

Public Relations

Patient Education

CONFIDENTIAL

VAZALORE® Revenue & Manufacturing


ASPIRIN THERAPY
VAZALORE
Aspirin Capsules, 81 mg
81mg LOW DOSE
FIRST LIQUID-FILLED ASPIRIN CAPSULES
12 Liquid-Filled Capsules
ASPIRIN THERAPY
VAZALORE
Aspirin Capsules, 81 mg
81mg LOW DOSE
FIRST LIQUID-FILLED ASPIRIN CAPSULES
30 Liquid-Filled Capsules
ASPIRIN THERAPY
VAZALORE
Aspirin Capsules, 325 mg
Pain Reliever/Fever Reducer (NSAID)
325mg
FIRST LIQUID-FILLED ASPIRIN CAPSULES
30 Liquid-Filled Capsules

- **Revenue recognized** when the product is received by the retailer; $8.2 million recognized in the last 5 months of 2021
- Reductions to gross revenue include provisions for retailer programs, product returns, prompt pay discounts and coupon redemptions by consumers
- **Extensive distribution in over 30,000 retail stores** across the U.S., many stocking all 3 SKUs as well as displays elsewhere in the store
- Product manufactured by **Thermo Fisher Scientific** in the U.S.

PLX PHARMA INC.

SKUs : stock keeping unit

Financial Overview as of 12/31/21

$69.4 million	$8.2 million	27.5 million common shares (44.1 million fully diluted)
Cash & Cash Equivalents (Debt free)	Net Sales VAZALORE FY2021 (Last 5 months)	Common Shares Outstanding

PLx Pharma Investment Highlights

Unique Drug Delivery Platform	***PLxGuard for multiple APIs may have the potential to:*** •Enhance delivery with optimized absorption, reducing risk of local stomach injury; extended patent life through 2032 •Utilize the often faster and lower cost 505(b)(2) NDA regulatory path
Commercial-Stage Lead Product VAZALORE®	***VAZALORE, the first and only FDA-approved liquid-filled aspirin capsule:*** •Delivers fast, reliable absorption for pain relief plus the life-saving benefits of aspirin •Special complex inside capsule allows for targeted release of aspirin, limiting its direct contact with the stomach
Large Addressable Market Opportunity	***$10 billion retail market opportunity for VAZALORE:*** •Over 40 million patients at risk for vascular disease •Available in over 30,000 drug, grocery, mass retail and e-commerce sites in U.S.
Financial Position & Key Catalysts	***Positioned for growth:*** •$69M in cash, sufficient to support VAZALORE into 2023; $8.2 million of VAZALORE sales for the last 5 months of 2021 •Identify screened compounds where PLxGuard is commercially viable - 2022

Follow Us

- **PLx Pharma**
  - Website: www.plxpharma.com
  - Email: info@plxpharma.com
  - Phone: 973-409-6541
  - LinkedIn: www.linkedin.com/company/plx-pharma-inc-/about
- **Investor Contacts**
  - Janet Barth, VP Investor Relations & Corporate Communications
    jbarth@plxpharma.com
    973-409-6542
  - Lisa Wilson In-Site Communications, Inc.
    lwilson@insitecony.com
    212-452-2793
- **VAZALORE®**
  - Website www.vazalore.com
  - Healthcare professional: www.vazalorehcp.com
  - Phone: 1-888-842-3567
- **PLxGuard™ Drug Delivery Platform**
  - www.plxpharma.com/our-technology/



Thank you